
August 29, 2011

Patrick J. Straka
Chief Financial Officer
CIB Marine Bancshares, Inc.
1930 W. Bluemound Road, Suite D
Waukesha, Wisconsin 53186

> **Re:** **CIB Marine Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 25, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 13, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 12, 2011**
> **File No. 000-24149**

Dear Mr. Straka:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed revisions to be made in future filings in response to our comments, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Allowance for Loan Losses, page 44

1. Please refer to the first bullet of comment number 4 of our May 19, 2011 letter. We note that you're your historical loss factor considers "…historic loss rates using a loss migration analysis that attributes historic realized losses to historic loan rating balances over the time period of the loss migration analysis, ranging from the previous 6 to 60 months." Please tell us more specifically the look back period you used in determining

the quantitative historical loss factor applied to your homogeneous loan pools by loan type and classification. Include a discussion of how you weigh the look back periods to capture the recent, rapid deterioration of the economy and your loan portfolio.

2. In order to further understand how your quantitative historical data supports the look back period for your loan portfolios please provide the following for 2006, 2007, 2008, 2009, and 2010:

- Please provide us the historical charge-off rates by loan type for each class of financing receivable. Please explain how that along with the other factors you considered supports your reserve rates for each loan category;

- Please quantify for each of the loan segments separately the portion of the allowance attributable to your quantitative analysis and the portion of your allowance attributable to your qualitative analysis

3. We note that charge-off's were 237.47%, 287.55%, and 150.52% of the beginning balance ALL for period ended 2008, 2009, and 2010, respectively. It does not appear you made an adjustment to your ALL methodology and provision during this period to account for the rapid charge-off's. Please explain the disconnect between the rate of charge-offs and your provisioning during this three year period and why you did not adjust your methodology to better reflect this loss trend.

4. Please refer to the response to point d to comment 4 of our May 21, 2011 letter. Please describe in more detail the process for continually re-assessing the timeliness and propriety of appraisals, particularly considering the rapid deterioration of your collateral dependent loans. Discuss in more detail why you believe it is appropriate to rely on appraisals that are more than six months old considering the rapid deterioration in value of your collateral dependent loans.

5. We note your response in Exhibit A that you performed workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). Please provide us with and revise your future filings to disclose the following:

- Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented;

- Discuss the benefits of this workout strategy, including the impact on interest income and credit classification;

- Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates;

- Clarify whether the B note is immediately charge-off upon restructuring. If not, clarify whether you combine the restructured notes in your evaluation of whether the notes should be returned to accrual status;

- Confirm that the A note is classified as a TDR and explain your policy for removing such loans from TDR classification; and

- Clarify your policy for returning the A note to accrual status, including how you consider the borrower's payment performance prior to the restructuring.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

/s/ Paul Cline

Paul Cline
Staff Accountant